20170151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2017

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated February 2, 2017

Dear Mr. Aaronson:

This is in response to your letter dated February 2, 2017 concerning the shareholder proposal submitted to Comcast by John Chevedden. We also have received a letter from the proponent dated February 13, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

February 15, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Comcast Corporation
Incoming letter dated February 2, 2017

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 2, 2017 no-enforcement request.

The Council of Institutional Investors stated:
"Reliance on private ordering (rather than a more standardized approach envisaged by the SEC in 2010) has meant that this area is even more complex, with the potential for various creative ways to block or frustrate what shareowners would see as legitimate uses of the mechanism. For example, some remarkably broad provisions require a nominating shareholder to file with the SEC anytime it communicates with another shareholder, regardless of whether that communication triggers a filing requirement under the SEC's own regulations."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Arthur R. Block <Arthur_Block@Comcast.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 2, 2017

Re: ***Shareholder Proposal Submitted by John Chevedden***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2017 annual meeting of shareholders (collectively, the "**2017 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Mr. John Chevedden (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2017 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*, with a copy to the Proponent. A copy of this letter and its attachments is also being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2017 proxy statement.

INTRODUCTION

The Company received the Proposal, the full text of which is attached hereto as Exhibit A, from the Proponent on September 26, 2016. The Proposal states, in relevant part, the following:

> RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:
>
> 1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.
>
> 2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.
>
> 3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.
>
> 4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the 3% of Required Stock.
>
> 5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
>
> 6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.
>
> 7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

The Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be excluded from a company's proxy statement if "the company has already substantially implemented the proposal."

REASON FOR EXCLUSION OF PROPOSAL

On January 27, 2017, the Company disclosed in a Current Report on Form 8-K filed with the Commission that its Board of Directors (the "**Board**") adopted an amendment to its by-laws effective January 25, 2017 (the "**By-Law Amendment**"). Section 3.11 was added to the by-laws to permit a shareholder, or a group of up to 20 shareholders, that have owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the by-laws are satisfied. See Exhibit B.

The Company believes the proxy access provision included in the By-Law Amendment satisfies the Proposal's essential objective of providing shareholders a meaningful proxy access right. The Company, therefore, believes that it may exclude the Proposal on the basis that the By-Law Amendment substantially implemented the Proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company's By-Law Amendment Has Substantially Implemented the Essential Objective of the Proposal by Offering Meaningful Proxy Access to Shareholders.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See SEC Release No. 34-40018* (May 21, 1998, n. 30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the Company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment); *see also Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and . . . therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting by-law with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

The Staff has accordingly provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and, therefore, satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. The Staff has specifically concurred in the exclusion of a proxy access proposal where the company had already adopted a by-law that was substantially similar to the Proposal, but did not implement the proposal exactly as proposed by the shareholder. *See Lockheed Martin Corp.* (Dec. 19, 2016). In *Lockheed Martin Corp.*, an almost identical proposal was submitted by the same Proponent. The Staff allowed the exclusion of this proposal even though the by-law adopted by the company included a 20% cap on such nominees and a 20-shareholder limit on group nominations. In particular, the Staff noted that "the board has adopted a proxy access by-law that addresses the proposal's essential objective." *Lockheed Martin Corp.* (Dec. 19, 2016).

The Staff similarly allowed the exclusion under Rule 14a-8(i)(10) of proxy access proposals where the company "adopted a proxy access bylaw that addresse[d] the proposal's essential objective." *See, e.g.*, *Valley Nat'l Bancorp* (Dec. 19, 2016); *Danaher Corp.* (Dec. 19, 2016); *Berry Plastics Group* (Dec. 14, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Co.* (Sept. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (Mar. 3, 2016); *Public Service Enterprise Group Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem Inc.* (Mar. 3, 2016); *The Wendy's Co.* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grumman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications Int'l Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); *The Western Union Co.* (Feb. 12, 2016) (collectively, the "**2016 Proxy Access Letters**").

The Company believes the proxy access provision it has adopted compares favorably to, and addresses, the essential objective of the Proposal, as discussed below.

Ownership Threshold; Holding Period

The Proposal. The Proposal requires that a nominating shareholder (defined as a "Nominator" in the Proposal) must "beneficially own 3% or more of the Company's outstanding common stock . . . continuously for at least three years and pledge to hold such stock through the annual meeting." The Proposal further provides that nominating shareholders will not be required to "hold stock after the meeting if their nominees fail to win election."

The By-Law Amendment. Section 3.11(c)(ii) of the By-Law Amendment requires that an Eligible Shareholder (as defined below) have continuously owned at least the Minimum Number (as defined below) of shares of the Company's common stock for a three-year period preceding and including the date a nomination is submitted, and continue to own at least the Minimum Number of shares through the date of the annual meeting. Section 3.11(c)(i) defines an "**Eligible Shareholder**" as a shareholder who can demonstrate the ownership of the Minimum Number of shares of the Company's common stock for the requisite three-year time period, and Section 3.11(c)(iii) defines the "**Minimum Number**" of shares of the Company's common stock as 3% of the aggregate number of shares outstanding of each class of the Company's common stock, as disclosed in each filing by the Company with the SEC during the three-year period prior to the date the nomination is submitted. The By-Law Amendment contains no requirement for the Eligible Shareholder to continue holding stock after the meeting if such Eligible Shareholder's nominee fails to win the election.

Recallable Loaned Securities

The Proposal. The Proposal states that loaned securities will "be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting."

The By-Law Amendment. Section 3.11(c)(iv) defines ownership of shares to continue during any period in which the shareholder has loaned such shares, provided that the shareholder has the power to recall such loaned shares on not more than five business days' notice.

Disclosure Statement

The Proposal. The Proposal permits the nominating shareholder to submit "a statement not exceeding 500 words in support of the nominee to be included in the Company proxy materials."

The By-Law Amendment. Section 3.11(a)(i)(C) provides that a nominating shareholder may submit a statement for inclusion in the proxy statement in support of the shareholder nominee's election to the Board, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act.

Number of Nominees

The Proposal. The Proposal states that the number of shareholder-nominated candidates should be "one-quarter of the directors then serving or two, whichever is greater."

The By-Law Amendment. Section 3.11(b)(i) states that the Company is not required to include in the proxy statement for an annual meeting more nominees nominated by shareholders than that number of directors constituting the greater of two or 20% of the total number of directors on the last day on which a nomination may be submitted. Although the By-Law Amendment does not permit proxy access nominees to equal up to 25% of the Board, the Staff has permitted exclusion of similar proxy access proposals that requested the ability to nominate up to 25% of the board, where the company limited the percentage to 20%. *See, e.g., Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *UnitedHealth Group Inc.* (Feb. 12, 2016); *Western Union Co.* (Feb. 12, 2016).

Aggregation of Shareholders as the Nominator

The Proposal. The Proposal places no limitation "on the number of shareholders who can aggregate their shares to achieve the 3% of [the Company's outstanding common stock]" required for purposes of acting as a nominating shareholder.

The By-Law Amendment. Section 3.11(a)(i)(A) permits any Eligible Stockholder (as defined above with respect to the ownership threshold and holding period), or group of up to 20 Eligible Stockholders, to send the Company a notice of nomination to be included in the Company's proxy materials. The By-Law Amendment is consistent in this respect with those of other companies that have the same limit on aggregation to 20 shareholders that can form a nominating group, which has not impacted the Staff's prior analysis of substantial implementation under Rule 14a-8(i)(10) with respect to proxy access proposals, even when the shareholder proposals called for unlimited or unrestricted group aggregation, as in the Proposal. *See, e.g., Lockheed Martin Corp.* (Dec. 19, 2016); *Valley Nat'l Bancorp* (Dec. 19, 2016); *Danaher Corp.* (Dec. 19, 2016); *Berry Plastics Group* (Dec. 14, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Co.* (Sept. 27, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *Alaska Air Group, Inc*. (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works Inc*. (Feb. 12, 2016); *Northrop Grumman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner Inc*. (Feb. 12, 2016); *UnitedHealth Group, Inc*. (Feb. 12, 2016).

Re-Nomination Restrictions

The Proposal. The Proposal provides that "[n]o limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election."

The By-Law Amendment. Section 3.11(e)(i)(D) of the By-Law Amendment provides that the Company may omit from its proxy statement any proxy access nominee who, and that no vote on such shareholder nominee will occur if, such nominee was nominated for election to the Board pursuant to proxy access at one of the Company's two preceding annual meetings of shareholders and received less than 25% of the votes that all shareholders are entitled to cast in favor of such nominee's election.

The Staff has permitted exclusion of a number of similar shareholder proposals on the grounds of substantial implementation when the company has adopted such a restriction on re-nomination in its proxy access by-laws. *See, e.g., Berry Plastics Group* (Dec. 14, 2016); *WD-40 Co.* (Sept. 27, 2016); *Leidos Holdings, Inc.* (May 4, 2016)*; International Paper Co.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016)*; Baxter International Inc.* (Feb. 12, 2016)*; Capital One Financial Corp.* (Feb. 12, 2016)*; Fluor Corp.* (Feb. 12, 2016)*; General Dynamics Corp.* (Feb. 12, 2016)*; Science Applications Int'l Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016)*; The Dun & Bradstreet Corp.* (Feb. 12, 2016); *Time Warner Inc.* (Feb. 12, 2016)*; UnitedHealth Group, Inc.* (Feb. 12, 2016); *Western Union Co.* (Feb. 12, 2016).

The comparisons noted above between the Proposal and the By-Law Amendment already adopted by the Company clearly demonstrate that the Company has substantially implemented the Proposal. Consistent with the 2016 Proxy Access Letters, where the Staff concluded that companies that had adopted by-laws with nearly identical terms as those described above could exclude proposals that are substantially similar to the one received by the Company, the By-Law Amendment provides for proxy access in a manner that meets the essential objectives of the Proposal, even if the Company has not implemented precisely the actions or achieved all of the objectives contemplated by the Proposal. As in *Lockheed Martin Corp.* and the other 2016 Proxy Access Letters, a company is not required to implement a shareholder proposal exactly as proposed as long as the company has satisfied the proposal's essential objective. Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the Company's By-Law Amendment achieves the Proposal's essential objective of making proxy access available to shareholders. Accordingly, the Company believes it has substantially implemented this Proposal in its own proxy access by-law, and thus, the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

As a result of the foregoing, the Company believes that the exclusion of this Proposal is proper under Rule 14a-(8)(i)(10), on the basis that the Company has substantially implemented the Proposal. For this reason, the Company respectfully requests the Staff's concurrence with its decision to exclude the Proposal from its 2017 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the Commission if it so excludes the Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Executive Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
PH: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

September 26, 2016
Date

cc: Lori Klumpp <Lori_Klumpp@Comcast.com>
Kelli Cifone <Kelli_Cifone@Comcast.com>
Paralegal/Legal Assistant
PH: 215-286-2523
FX: 215-286-4993

[CMCSA - Rule 14a-8 Proposal, September 26, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock'') continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the 3% of Required Stock.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from companies and investors, determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards.

Shareholder proposals calling for proxy access have recently received overwhelming shareholder support, gaining a majority at 123 companies out of 198 facing such a proposal since 2015. Kaye Scholar partner Nicholas O'Keefe recently observed, "Companies are going to lose trying to fight proxy access" Of the 72 similar proposals presented by the NY Comptroller in 2016, the vast majority were withdrawn when companies agreed to adopt a similar version of proxy access.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the vacated SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the three percent ownership threshold included in the vacated SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

EXHIBIT B

AMENDED AND RESTATED BY-LAWS

OF

COMCAST CORPORATION

*** * * * ***

January 25, 2017

*** * * * ***

ARTICLE 1
OFFICES

Section 1.01. *Registered Office*. The registered office of the Comcast Corporation (the "**Corporation**") shall be located within the Commonwealth of Pennsylvania at such place as the Board of Directors (hereinafter referred to as the "**Board of Directors**" or the "**Board**") shall determine from time to time.

Section 1.02. *Other Offices*. The Corporation may also have offices at such other places, within or without the Commonwealth of Pennsylvania, as the Board of Directors may determine from time to time.

ARTICLE 2
MEETINGS OF SHAREHOLDERS

Section 2.01. *Place of Meetings of Shareholders*. Meetings of shareholders may be held at such geographic locations, within or without the Commonwealth of Pennsylvania, as may be fixed from time to time by the Board of Directors. If no such geographic location is so fixed by the Board of Directors or the Board of Directors does not determine to hold a meeting by means of electronic technology (as provided in the next sentence) rather than at a geographic location, meetings of the shareholders shall be held at the executive office of the Corporation. If a meeting of the shareholders is held by means of the Internet or other electronic communications technology in a fashion pursuant to which the shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders and pose questions to the Directors, the meeting need not be held at a particular geographic location.

Section 2.02. *Annual Meetings of Shareholders.*

(a) Time. Subject to Article SIXTH of the Articles of Incorporation, a meeting of the shareholders of the Corporation shall be held in each calendar year, on such date and at such time as the Board of Directors may determine, or if the Board of Directors fails to set a date and time, on the second Thursday of June at 9:00 o'clock a.m., if not a holiday on which national banks are or may elect to be closed ("**Holiday**"), and if such day is a Holiday, then such meeting shall be held on the next business day at such time.

(b) Election of Directors. At each annual meeting, Directors shall be elected to serve for the ensuing year and until their successors shall have been selected and qualified or until their earlier death, resignation or removal.

Section 2.03. *Special Meetings of Shareholders*. Special meetings of the shareholders may be called at any time by the Board of Directors. Special meetings of the shareholders may not be called by shareholders. Upon the written instruction of the Board of Directors, which instruction specifies the general nature of the business to be transacted at such meeting as well as the date, time and place of such meeting, it shall be the duty of the Secretary to give due notice thereof as required by Section 2.04 hereof.

Section 2.04. *Notices of Meetings of Shareholders*. Written notice, complying with Article 6 of these By-Laws, of any meeting of the shareholders, shall be given to each shareholder of record entitled to vote at the meeting, other than those excepted by Section 1707 of the Pennsylvania Business Corporation Law of 1988, as amended (the "**Pennsylvania BCL**"), at least twenty days prior to the day named for the meeting, except as provided in Section 6.07. Such notices may be given by, or at the direction of, the Secretary or his or her designated agent.

Section 2.05. *Quorum of and Action by Shareholders.*

(a) General Rule. A meeting of shareholders duly called shall not be organized for the transaction of business unless a quorum is present as to at least one of the matters to be considered. Except as provided in subsections (c), (d) and (e) of this Section 2.05, the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purpose of consideration of and action on the matter. To the extent that a quorum is present with respect to consideration of and action on a particular matter or matters but a quorum is not present as to another matter or matters, consideration of and action on the matter or matters for which a quorum is present may occur, and, after such consideration and action, the meeting may be adjourned for purposes of the consideration of and action on the matter or matters for which a quorum is not present.

(b) Action by Shareholders. Except as otherwise specifically provided by law, all matters coming before a meeting of shareholders shall be determined by a vote of shares. Except as otherwise provided by a resolution adopted by the Board of Directors, by the Articles of Incorporation, by the Pennsylvania BCL or by these By-Laws, whenever any corporate action is to be taken by vote of the shareholders of the Corporation at a duly organized meeting of shareholders, it shall be authorized by a majority of the votes cast at the meeting by the holders of shares entitled to vote with respect to such matter; *provided* that in no event may the required shareholder vote be reduced below that provided above.

(c) Continuing Quorum. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(d) Election of Directors at Adjourned Meetings. Those shareholders entitled to vote who attend a meeting at which Directors are to be elected that has been previously adjourned for lack of a quorum with respect thereto, although less than a quorum as fixed in subsection (a), shall nevertheless constitute a quorum for the purpose of electing Directors at such reconvened meeting.

(e) Conduct of Other Business at Adjourned Meetings. Those shareholders entitled to vote who attend a meeting at which a matter other than the election of directors is to be acted upon, that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum with respect thereto, although less than a quorum as fixed in subsection (a), shall nevertheless constitute a quorum for the purpose of acting upon such matter if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon such matter.

Section 2.06. *Adjournments.*

(a) General Rule. Adjournments of any regular or special meeting of shareholders, including one at which Directors are to be elected, may be taken for such periods as the shareholders present and entitled to vote shall direct.

(b) Lack of Quorum. Without limiting the generality of Section 2.06(c), if a meeting cannot be organized because a quorum has not attended, those shareholders present may, except as otherwise provided in the Pennsylvania BCL, adjourn the meeting to such time and place as they may determine. To the extent, as set forth in Section 2.05(a), that a quorum was not present with respect to consideration of and action on a particular matter at a duly called and organized meeting, consideration of and action on such matter may be adjourned to such date, time and place as those shareholders present may determine, and the balance of the matters to be considered at such meeting for which a quorum was present may be considered and acted upon at the initial meeting.

(c) Notice of an Adjourned Meeting. When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the Board fixes a new record date for the adjourned meeting or the Pennsylvania BCL requires notice of the business to be transacted and such notice has not been previously given.

Section 2.07. *Voting List, Voting and Proxies.*

(a) Voting List. The officer or agent having charge of the transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each. The list shall be produced and kept open at the date, time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof except that the Corporation shall not be required to produce the list at a meeting of shareholders for which a judge or judges of election are appointed but instead shall furnish the list to the judge or judges of election.

(b) Method of Voting. At the discretion of the presiding officer of a meeting of shareholders, (i) in elections for directors voting need not be by ballot but may be taken by voice, show of hands or such other method determined by the presiding officer unless it is required by vote of the shareholders, before the vote begins, that the vote be taken by ballot and (ii) with respect to any other action to be taken by vote at the meeting, as set forth in Section 2.05(b), voting need not be by ballot but may be taken by voice, show of hands or such other method determined by the presiding officer to the fullest extent permitted by applicable law (including the Pennsylvania BCL).

(c) Proxies. At all meetings of shareholders, shareholders entitled to vote may attend and vote either in person or by proxy. Every proxy shall be executed or authenticated by the shareholder or by such shareholder's duly authorized attorney-in-fact and shall be filed with, or transmitted to, the Secretary or his or her designated agent. A shareholder or such shareholder's duly authorized attorney-in-fact may execute or authenticate in writing or transmit an electronic message authorizing another person to act for such shareholder by proxy. A proxy, unless coupled with an interest (as defined in Section 1759(d) of the Pennsylvania BCL), shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary or his or her designated agent in writing or by electronic transmission. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, notice of the death or incapacity is given to the Secretary or his or her designated agent in writing or by electronic transmission.

(d) Judges of Election. In advance of any meeting of shareholders of the Corporation, the Board of Directors may appoint one or three Judges of Election, who need not be shareholders and who will have such duties as provided in Section 1765(a)(3) of the Pennsylvania BCL, to act at the meeting or any adjournment thereof. If one or three Judges of Election are not so appointed, the presiding officer of the meeting may, and on the request of any shareholder shall, appoint one or three Judges of Election at the meeting. In case any person appointed as a Judge of Election fails to appear or refuses to act, the vacancy may be filled by appointment made by the Board of Directors in advance of the convening of the meeting or at the meeting by the presiding officer. A person who is a candidate for office to be filled at the meeting shall not act as a Judge of Election. Unless the Pennsylvania BCL permits otherwise, this Section 2.07(d) may be modified only by a By-Law amendment adopted by the shareholders.

(e) No Action by Written Consent in Lieu of a Meeting. Subject to Article NINTH of the Articles of Incorporation, the shareholders shall not be permitted to act by written consent in lieu of a meeting.

Section 2.08. *Participation in Meetings by Electronic Means*. The Board of Directors may permit, by resolution with respect to a particular meeting of the shareholders, or the presiding officer of such meeting may permit, one or more persons to participate in that meeting, count for the purposes of determining a quorum and exercise all rights and privileges to which such person might be entitled were such person personally in attendance, including the right to vote, by means of conference telephone or other electronic means, including, without limitation, the Internet. Unless the Board of Directors so permits by resolution, or the presiding officer of such meeting so permits, no person may participate in a meeting of the shareholders by means of conference telephone or other electronic means.

Section 2.09. *Business at Meetings of Shareholders*. Except as otherwise provided by law (including but not limited to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, or any successor provision thereto (the "**Exchange Act**")) or in these By-Laws, the business which shall be conducted at any meeting of the shareholders shall (a) have been specified in the written notice of the meeting (or any supplement thereto) given by the Corporation, or (b) be brought before the meeting at the direction of the Board of Directors, or (c) be brought before the meeting by the presiding officer of the meeting unless a majority of the Directors then in office object to such business being conducted at the meeting, or (d) in the case of any matters intended to be brought by a shareholder before an annual meeting of shareholders for specific action at such meeting, have been specified in a written notice given to the Secretary, by or on behalf of any shareholder who shall have been a shareholder of record on the record date for such meeting and who shall continue to be entitled to vote thereat (the "**Shareholder Notice**"), in accordance with all of the following requirements:

(i) Each Shareholder Notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation (A) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 90 days nor more than 120 days prior to such anniversary date, and (B) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first; and

(ii) Each such Shareholder Notice must set forth: (A) the name and address of the shareholder who intends to bring the business before the meeting; (B) the general nature of the business which such shareholder seeks to bring before the meeting and the text of the resolution or resolutions which the proposing shareholder proposes that the shareholders adopt; and (C) a representation that the shareholder is a holder of record of the stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring the business specified in the notice before the meeting. The presiding officer of the meeting may, in his or her sole discretion, refuse to acknowledge any business proposed by a shareholder not made in compliance with the foregoing procedure.

Section 2.10. *Conduct Of Meetings Of Shareholders.*

(a) Presiding Officer. There shall be a presiding officer at every meeting of the shareholders. Subject to Article SIXTH of the Articles of Incorporation, the presiding officer shall be appointed by the Board of Directors or in the manner authorized by the Board of Directors; *provided* that if a presiding officer is not designated by the Board of Directors or in the manner authorized by the Board of Directors, the Chairman of the Board shall be the presiding officer.

(b) Authority of Presiding Officer. Except as prescribed by the Board of Directors, the presiding officer shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting of the shareholders.

(c) Procedural Standard. Any action by the presiding officer in adopting rules for, and in conducting, a meeting of the shareholders shall be fair to the shareholders. The conduct of the meeting need not follow *Robert's Rules of Order* or any other published rules for the conduct of a meeting.

(d) Closing of the Polls. The presiding officer shall announce at the meeting of the shareholders when the polls close for each matter voted upon. If no announcement is made, the polls shall be deemed to have closed upon the final adjournment of the meeting. After the polls close, no ballots, proxies or votes, nor any revocations or changes thereto, may be accepted.

ARTICLE 3
BOARD OF DIRECTORS

Section 3.01. *Board of Directors.*

(a) General Powers. Except as otherwise provided by law, the Articles of Incorporation or these By-Laws, all powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors.

(b) Number. The number of Directors shall be as determined by the Board of Directors from time to time.

(c) Vacancies. Each Director shall hold office until the expiration of the term for which such person was selected and until such person's successor has been selected and qualified or until such person's earlier death, resignation or removal. Subject to

Article SIXTH of the Articles of Incorporation, any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled by a majority vote of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining Director, or, if there are no remaining Directors, by the shareholders, and each person so selected shall be a Director to serve for the balance of the unexpired term.

(d) Removal. The entire Board of Directors or any individual Director may be removed from office only for cause by the vote of the shareholders entitled to elect directors.

(e) Qualification. A Director must be a natural person at least 18 years of age.

Section 3.02. *Place of Meetings*. Meetings of the Board of Directors may be held at such place within or without the Commonwealth of Pennsylvania as the Board of Directors may appoint from time to time or as may be designated in the notice of the meeting.

Section 3.03. *Regular Meetings*. A regular meeting of the Board of Directors shall be held immediately following each annual meeting of the shareholders, at the place where such meeting of the shareholders is held or at such other place and time after the annual meeting of shareholders as the Board of Directors may designate. Subject to Article SIXTH of the Articles of Incorporation, at such meeting, the Board of Directors shall elect officers of the Corporation. In addition to such regular meeting, the Board of Directors shall have the power to fix by resolution the place, date and time of other regular meetings of the Board of Directors.

Section 3.04. *Special Meetings*. Special meetings of the Board of Directors shall be held whenever ordered by the Chairman of the Board, the Chief Executive Officer, by the Board of Directors or by any officer of the Corporation authorized by Article SIXTH of the Articles of Incorporation to call special meetings of the Board of Directors for so long as such officer is also a Director of the Corporation.

Section 3.05. *Participation in Meetings by Electronic Means*. Any Director may participate in any meeting of the Board of Directors or of any committee (*provided* such Director is otherwise entitled to participate), be counted for the purpose of determining a quorum thereof and exercise all rights and privileges to which such Director might be entitled were such Director personally in attendance, including the right to vote, or any other rights attendant to presence in person at such meeting, by means of conference telephone or other electronic means, including, without limitation, the Internet, by means of which all persons participating in the meeting can hear each other.

Section 3.06. *Notices of Meetings of Board of Directors.*

(a) Regular Meetings. No notice shall be required to be given of any regular meeting, unless the same is held at other than the place, date or time for holding such meeting as fixed in accordance with Section 3.03 of these By-Laws, in which event 48 hours' notice shall be given of the place and time of such meeting complying with Article 6 of these By-Laws.

(b) Special Meetings. Written notice stating the place, date and time of any special meeting of the Board of Directors shall be sufficient if given at least 48 hours, as provided in Article 6, in advance of the date and time fixed for the meeting.

Section 3.07. *Quorum; Action by the Board of Directors*. A majority of the Directors in office shall be necessary to constitute a quorum for the transaction of business and, subject to Article SIXTH of the Articles of Incorporation and these By-Laws, the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. If there is no quorum present at a duly convened meeting of the Board of Directors, the majority of those present may adjourn the meeting from place to place and from time to time.

Section 3.08. *Informal Action by the Board of Directors*. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the Directors in office is filed with the Secretary.

Section 3.09. *Committees.*

(a) Establishment and Powers. The Board of Directors of the Corporation may, by resolution adopted by a majority of the Directors in office, establish one or more committees to consist of one or more Directors of the Corporation. Any committee, to the extent provided in the applicable resolution of the Board of Directors or in the By-Laws, shall have and may exercise all of the powers and authority of the Board of Directors, except that a committee shall not have any power or authority as to the following:

(i) The submission to shareholders of any action requiring approval of shareholders under the Pennsylvania BCL.

(ii) The creation or filling of vacancies in the Board of Directors.

(iii) The adoption, amendment or repeal of the By-Laws.

(iv) The amendment or repeal of any resolution of the Board of Directors that by its terms is amendable or repealable only by the Board of Directors.

(v) Action on matters committed by the Articles of Incorporation, the By-Laws or resolution of the Board of Directors to another committee of the Board of Directors.

(b) Alternate Members. The Board of Directors may designate one or more Directors otherwise eligible to serve on a committee of the Board as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee or for the purpose of any written action by the committee. In the absence or disqualification of a member and alternate member or members of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of the absent or disqualified member.

(c) Term. Each committee of the Board of Directors shall serve at the pleasure of the Board of Directors.

(d) Status of Committee Action. The term "**Board of Directors**" or "**Board**", when used in any provision of these By-Laws relating to the organization or procedures of or the manner of taking action by the Board of Directors, shall be construed to include and refer to any committee of the Board of Directors. Any provision of these By-Laws relating or referring to action to be taken by the Board of Directors or the procedure required therefor shall be satisfied by the taking of corresponding action by a committee of the Board of Directors to the extent authority to take the action has been delegated to the committee in accordance with this Section.

Section 3.10. *Nomination*. Nominations for the election of Directors may be made only (A) by the Board of Directors, (B) pursuant to this Section 3.10 by any shareholder of record entitled to vote in the election of Directors generally at the record date of the meeting and also on the date of the meeting at which Directors are to be elected or (C) by way of proxy access in accordance with Section 3.11. However, any shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting pursuant to this Section 3.10 only if written notice of such shareholder's intention to make such nomination or nominations has been delivered personally to, or been mailed to and received by the Corporation at, the principal executive offices of the Corporation, addressed to the attention of the Secretary, (a) with respect to an election to be held at an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 90 days nor more than 120 days prior to such anniversary date, and (b) with respect either to an election to be held at an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or to a special meeting of shareholders called for the purpose of electing Directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. Each such notice shall set forth: (i) the name and address of the shareholder intending to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a reasonably detailed description of all agreements, arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) a reasonably detailed description of all agreements, arrangements and understandings (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that have been entered into by or on behalf of such shareholder, and all other agreements, arrangements and understandings that have been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder; (v) a reasonably detailed description of all agreements, arrangements and understandings with any person with respect to any direct or indirect compensation, reimbursement or indemnification of each nominee (A) in connection with being a nominee that has not been fully disclosed in writing to the Corporation prior to or concurrently with the submission of the notice or (B) in connection with service or action as a Director of the Corporation if so elected; (vi) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the U.S. Securities and Exchange Commission (the "**SEC**") had the nominee been nominated by the Board of Directors; and (vii) the written consent of each nominee to serve as a Director of the Corporation if so elected. The presiding officer of the meeting may, in his or her sole discretion, declare invalid or refuse to acknowledge any nomination not made in compliance with the foregoing procedure.

Section 3.11. *Proxy Access.*

(a) Inclusion of Shareholder Nominees in Corporation's Proxy Statement.

(i) Subject to the provisions of this Section 3.11, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of shareholders (but not at any special meeting of shareholders): (A) the names of any person or persons therein nominated for the election of Directors (each, a "**Shareholder Nominee**"), who shall also be included on the Corporation's form of proxy and ballot, by any Eligible Shareholder (as defined below) or group of up to 20 Eligible Shareholders that, as determined by the Board of Directors, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures and requirements set forth in this Section 3.11 (such Eligible Shareholder or group of Eligible Shareholders being a "**Nominating Shareholder**"); (B) disclosure about each Shareholder Nominee and the Nominating Shareholder required under the rules of the SEC or other applicable law to be included in the proxy statement; (C) any statement included by the Nominating Shareholder in the Nomination Notice for inclusion in the proxy statement in support of each Shareholder Nominee's election to the Board of Directors (subject, without limitation, to Section 3.11(e)(ii), and provided that such statement does not exceed 500 words and fully complies with Section 14 of the Exchange Act, including Rule 14a-9 thereunder (the "**Supporting Statement**")); and (D) any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the Nominating Shareholder and the nomination of each Shareholder Nominee, including, without limitation, any statement in opposition to the nomination, any of the information provided pursuant to this Section 3.11

and any solicitation materials or related information with respect to a Shareholder Nominee.

(ii) For purposes of this Section 3.11, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board of Directors or any officer of the Corporation designated by the Board of Directors or a committee of the Board of Directors, and any such determination shall be final and binding on any Eligible Shareholder, any Nominating Shareholder, any Shareholder Nominee and any other person so long as made in good faith (without any further requirements). If any intervening events, facts or circumstances arise subsequent to any such determination, the presiding officer of any annual meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a Shareholder Nominee has been nominated in accordance with the requirements of this Section 3.11 and, if not so nominated, shall direct and declare at the meeting that such Shareholder Nominee shall not be considered.

(b) Maximum Number of Shareholder Nominees.

(i) The Corporation shall not be required to include in the proxy statement for an annual meeting of shareholders more Shareholder Nominees than that number constituting the greater of (A) two or (B) 20% of the total number of Directors of the Corporation then serving on the last day on which a Nomination Notice may be submitted pursuant to this Section 3.11 (rounded down to the nearest whole number) (the "**Maximum Number**").

(ii) The Maximum Number for a particular annual meeting shall be reduced by: (A) each Shareholder Nominee whose nomination is withdrawn by the Nominating Shareholder or who becomes unwilling to serve on the Board of Directors; (B) each Shareholder Nominee who ceases to satisfy, or each Shareholder Nominee of a Nominating Shareholder that ceases to satisfy, the eligibility requirements in this Section 3.11, as determined by the Board of Directors; (C) each Shareholder Nominee who the Board of Directors itself decides to nominate for election at such annual meeting; and (D) the number of incumbent Directors who had been Shareholder Nominees at either of the preceding two annual meetings of shareholders and whose reelection at the upcoming annual meeting of shareholders is being recommended by the Board of Directors. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline for submitting a Nomination Notice as set forth in Section 3.11(d) but before the date of the annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of Directors in office as so reduced.

(iii) If the number of Shareholder Nominees pursuant to this Section 3.11 for any annual meeting of shareholders exceeds the Maximum Number then, promptly upon notice from the Corporation, each Nominating Shareholder will select one Shareholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation's common stock that each Nominating Shareholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Shareholder has selected one Shareholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 3.11(d), a Nominating Shareholder or a Shareholder Nominee ceases to satisfy the eligibility requirements in this Section 3.11, as determined by the Board of Directors, a Nominating Shareholder withdraws its nomination or a Shareholder Nominee becomes unwilling to serve on the Board of Directors, whether before or after the mailing or other distribution of the definitive proxy statement, then the Corporation: (A) shall not be required to include in its proxy statement or on any ballot or form of proxy the Shareholder Nominee or any successor or replacement Shareholder Nominee proposed by the Nominating Shareholder or by any other Nominating Shareholder and (B) may otherwise communicate to the shareholders of the Corporation, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee will not be included as a Shareholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting of shareholders (notwithstanding that proxies in respect of such vote may have been received by the Corporation).

(c) Eligibility of Nominating Shareholder.

(i) An "**Eligible Shareholder**" is a person who has either (A) been a record holder of the shares of common stock of the Corporation used to satisfy the eligibility requirements in this Section 3.11(c) continuously for the three-year period specified in Section 3.11(c)(ii) or (B) provides to the Secretary, within the time period referred to in Section 3.11(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines acceptable.

(ii) An Eligible Shareholder or group of up to 20 Eligible Shareholders may submit a nomination in accordance with this Section 3.11 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of shareholders. The following shall be treated as one Eligible Shareholder if such Eligible Shareholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors that the Eligible Shareholder consists only of funds that are: (A) under common management and investment control; (B) under common management and funded primarily by the same employer; or (C) a "group of investment companies" (as defined in the Investment Company Act of 1940, as amended). In the event of a nomination by a Nominating Shareholder that includes a group of Eligible Shareholders, any and all requirements and obligations for an Eligible Shareholder shall apply to each Eligible Shareholder in such group; *provided*, *however*, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Shareholders constituting the Nominating Shareholder. Should any Eligible Shareholder cease to satisfy the eligibility requirements in this Section 3.11, as determined by the Board of Directors, or withdraw from a group of Eligible Shareholders constituting a Nominating Shareholder at any time prior to the annual meeting of shareholders, the Nominating Shareholder shall be deemed to own only the shares held by the remaining Eligible Shareholders. As used in this Section 3.11, any reference to a “group” or “group of Eligible Shareholders” refers to any Nominating Shareholder that consists of more than one Eligible Shareholder and to all the Eligible Shareholders that make up such Nominating Shareholder.

(iii) The “**Minimum Number**” of shares of the Corporation’s common stock means 3% of the aggregate number of shares outstanding of each class of the Corporation’s common stock, as disclosed in each filing by the Corporation under the Exchange Act during the three-year period prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 3.11, an Eligible Shareholder “**owns**” only those outstanding shares of the Corporation’s common stock as to which such Eligible Shareholder possesses both: (A) the full voting and investment rights pertaining to such shares and (B) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; *provided* that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares: (w) purchased or sold by such Eligible Shareholder or any of its affiliates in any transaction that has not been settled or closed, (x) that are subject to short positions or were otherwise sold short by such Eligible Shareholder or any of its affiliates, (y) borrowed by such Eligible Shareholder or any of its affiliates for any purpose or purchased by such Eligible Shareholder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares, with cash based on the notional amount or value of outstanding shares of common stock of the Corporation or a combination thereof, in any such case, which instrument or agreement has, or is intended to have, or if exercised or settled would have, the purpose or effect of: (1) reducing in any manner, to any extent or at any time in the future, such Eligible Shareholder’s or any of its affiliates’ full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree any gain or loss arising from the full economic interest in such shares by such Eligible Shareholder or any of its affiliates. An Eligible Shareholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Shareholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has delegated any voting power by means of a proxy, power of attorney or other similar instrument or arrangement that is revocable at any time by the Eligible Shareholder. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has loaned such shares; *provided* that the Eligible Shareholder has the power to recall such loaned shares on not more than five business days' notice. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board of Directors. For purposes of this Section 3.11(c)(iv), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(v) No Eligible Shareholder shall be permitted to be in more than one group constituting a Nominating Shareholder, and if any Eligible Shareholder appears as a member of more than one group, such Eligible Shareholder shall be deemed to be a member of only the group that owns the largest aggregate number of shares of each class of the Corporation's common stock, as reflected in the Nomination Notice.

(d) Nomination Notice.

(i) To nominate a Shareholder Nominee pursuant to this Section 3.11, the Nominating Shareholder (including each Eligible Shareholder in the case of a Nominating Shareholder consisting of a group of Eligible Shareholders) must deliver to the Secretary at the principal executive offices of the Corporation all of the following information and documents in a form that the Board of Directors determines acceptable (collectively, the "**Nomination Notice**"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Corporation first mailed or otherwise distributed its proxy statement for the prior year's annual meeting of shareholders; *provided, however*, that if (and only if) the annual meeting of shareholders is not scheduled to be held within a period that commences 30 days before and concludes 30 days after the first anniversary date of the preceding year's annual meeting of shareholders (an annual meeting date outside such period being referred to herein as an "**Other Meeting Date**"), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the date such Other Meeting Date is first publicly announced or disclosed (in no event shall the adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(A) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven days prior to the date of the Nomination Notice, the Nominating Shareholder owns, and has continuously owned for the preceding three years, the Minimum Number of shares, and the Nominating Shareholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Shareholder's continuous ownership of the Minimum Number of shares through the record date;

(B) an agreement to hold the Minimum Number of shares through the annual meeting and to provide immediate notice if the Nominating Shareholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(C) a Schedule 14N (or any successor form) relating to each Shareholder Nominee, completed and filed with the SEC by the Nominating Shareholder, as applicable, in accordance with SEC rules;

(D) the written consent of each Shareholder Nominee to being named in the Corporation's proxy statement, form of proxy and ballot as a Shareholder Nominee and to serving as a Director if elected;

(E) a written notice, in a form deemed satisfactory by the Board of Directors, of the nomination of each Shareholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Shareholder: (1) the information that would be required to be set forth in a shareholder's notice of nomination pursuant to Section 3.10; (2) a representation and warranty that the Nominating Shareholder acquired the securities of the Corporation in the ordinary course of business and did not acquire, and is not holding, securities of the Corporation for the purpose or with the intent of changing or influencing control of the Corporation; (3) a representation and warranty that the Nominating Shareholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Shareholder's Shareholder Nominee(s); (4) a representation and warranty that the Nominating Shareholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-1(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Shareholder's Shareholder Nominee(s) or any nominee of the Board of Directors; (5) a representation and warranty that the Nominating Shareholder will not use any form of proxy and ballot other than the Corporation's form of proxy and ballot in soliciting shareholders in connection with the election of a Shareholder Nominee at the annual meeting; (6) a representation and warranty that each Shareholder Nominee's candidacy or, if elected, membership on the Board of

Directors would not violate the Articles of Incorporation, the By-Laws, any applicable law, rule, regulation, order or decree to which the Corporation is subject, including rules or regulations of any stock exchange on which the Corporation's shares of common stock are listed; (7) a representation and warranty that each Shareholder Nominee: (a) does not have any direct or indirect relationship with the Corporation that would cause the Shareholder Nominee to be deemed not independent pursuant to the Corporation's standards in its Corporate Governance Guidelines and otherwise qualifies as independent under any other standards established by the Corporation and the rules of any stock exchange on which the Corporation's shares of common stock are listed; (b) meets the audit committee and compensation committee independence requirements under the rules of any stock exchange on which the Corporation's shares of common stock are listed; (c) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); (d) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); (e) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Shareholder Nominee; and (f) meets the Director qualifications set forth in the Corporation's Corporate Governance Guidelines and any other standards established by the Corporation (notwithstanding this clause (7), for the avoidance of doubt, the Board is responsible for making the final determination of the Shareholder Nominee's independence); (8) a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Section 3.11(c) and intends to continue to satisfy such eligibility requirements through the date of the annual meeting; (9) details of any position of a Shareholder Nominee as an employee, officer or director of any company, and of any other material relationship with or material financial interest in any company, within the three years preceding the submission of the Nomination Notice; (10) if desired, a Supporting Statement; and (11) in the case of a nomination by a Nominating Shareholder comprised of a group, the designation by all Eligible Shareholders in such group of one Eligible Shareholder that is authorized to act on behalf of the Nominating Shareholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(F) an executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Shareholder (including in the case of a group, each Eligible Shareholder in that group) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election of the Shareholder Nominee; (2) to file any written solicitation or other communication with the Corporation's shareholders relating to one or more of the Corporation's Directors or director nominees or any Shareholder Nominee with the SEC, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder or any of its Shareholder Nominees with the Corporation, the shareholders of the Corporation or any other person in connection with the nomination or election of Directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (jointly with all other Eligible Shareholders, in the case of a group of Eligible Shareholders) the Corporation and each of its Directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Shareholder or any of its Shareholder Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under, this Section 3.11; (5) in the event that any information included in the Nomination Notice or any other communication by the Nominating Shareholder (including with respect to any Eligible Shareholder included in a group) with the Corporation, the shareholders of the Corporation or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Shareholder (including any Eligible Shareholder in a group) has failed to continue to satisfy the eligibility requirements described in Section 3.11(c), to promptly notify the Corporation; and

(G) an executed agreement, in a form deemed satisfactory by the Board of Directors, by each Shareholder Nominee: (1) to promptly, but in any event within ten business days after such request, provide to the Corporation such other information and certifications, including completion of the Corporation's director nominee questionnaire, as the Corporation may reasonably request; (2) at the reasonable request of the Board of Directors, any committee or any officer of the Corporation, to meet with the Board of Directors, any committee or any officer of the Corporation to discuss matters relating to the nomination of such Shareholder Nominee to the Board of Directors, including the information provided by such Shareholder Nominee to the Corporation in connection with his or her nomination and such Shareholder Nominee's eligibility to serve as a member of the Board of Directors; (3) that such Shareholder Nominee has read and agrees, if elected, to comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to Directors; (4) understands his or her duties as a director under Pennsylvania law and agrees to act in accordance with those duties while serving as a Director, and (5) that such Shareholder Nominee is not and will not become a party to: (a) any agreement, arrangement or understanding with any person with respect to any direct or indirect compensation, reimbursement or indemnification of the Shareholder Nominee in connection with being a Shareholder Nominee that has not been fully disclosed in writing to the Corporation prior to or concurrently with the Nominating Shareholder's submission of the Nomination Notice; (b) any agreement, arrangement, or understanding with any person other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification of the Shareholder Nominee in connection with service or action as a Director of the Corporation if so elected; (c) any agreement, arrangement or understanding with any person or entity as to how such Shareholder Nominee, if elected, will vote or act on any issue (a "**Voting Commitment**") except such as is already existing and has been fully disclosed to the Corporation prior to or concurrently with the Nominating Shareholder's submission of the Nomination Notice; or (d) any Voting Commitment that could limit or interfere with such Shareholder Nominee's ability to comply, if elected, with his or her fiduciary duties under applicable law.

(ii) The information and documents required by this Section 3.11(d) to be provided by the Nominating Shareholder shall be: (A) provided with respect to and executed by each Eligible Shareholder in the case of a Nominating Shareholder comprised of a group of Eligible Shareholders; and (B) provided with respect to both the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) and limited liability companies (x) in the case of a Nominating Shareholder that is an entity and (y) in the case of a Nominating Shareholder that is a group that includes one or more Eligible Shareholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 3.11(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to and received by the Secretary.

(e) Exceptions.

(i) Notwithstanding anything to the contrary contained in this Section 3.11, the Corporation may omit from its proxy statement any Shareholder

Nominee and any information concerning such Shareholder Nominee (including a Nominating Shareholder's Supporting Statement) and no vote on such Shareholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Shareholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of such Shareholder Nominee, if: (A) the Corporation receives a notice pursuant to the advance notice requirements set forth in Section 3.10 that a shareholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation; (B) the Nominating Shareholder (or, in the case of a Nominating Shareholder consisting of a group of Eligible Shareholders, the Eligible Shareholder that is authorized to act on behalf of the Nominating Shareholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 3.11, the Nominating Shareholder withdraws its nomination or the presiding officer of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 3.11 and shall therefore be disregarded; (C) the Board of Directors in good faith determines that such Shareholder Nominee fails to satisfy all the standards set forth in Section 3.11(d)(i)(E)(7)(a)-(f), such Shareholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended, or if such Shareholder Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the Articles of Incorporation, the By-Laws or any applicable law, rule, regulation, order or decree to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation's shares of common stock are listed; (D) such Shareholder Nominee was nominated for election to the Board of Directors pursuant to this Section 3.11 at one of the Corporation's two preceding annual meetings of shareholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received less than 25% of the votes that all shareholders are entitled to cast in favor of the election of such Shareholder Nominee; or (E) the Corporation is notified, or the Board of Directors determines, that the Nominating Shareholder or such Shareholder Nominee has failed to continue to satisfy the eligibility requirements described in Section 3.11(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Shareholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Shareholder or such Shareholder Nominee under this Section 3.11.

(ii) Notwithstanding anything to the contrary contained in this Section 3.11, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of a Shareholder Nominee included in the

Nomination Notice, if the Board of Directors determines that: (A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (B) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority; (C) the inclusion of such information in the proxy statement would otherwise violate SEC proxy rules or any other applicable law, rule or regulation; or (D) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

(iii) The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Shareholder Nominee.

ARTICLE 4
OFFICERS

Section 4.01. *Election and Office*. The Corporation shall have a Chairman of the Board, a Chief Executive Officer, a President, a Secretary and a Treasurer who, subject to Article SIXTH of the Articles of Incorporation, shall be elected by the Board of Directors. Subject to Article SIXTH of the Articles of Incorporation, the Board of Directors may create the positions of, define the powers and duties of and elect as additional officers one or more Vice Chairmen, one or more Vice Presidents, and one or more other officers or assistant officers. Any number of offices may be held by the same person. The Chairman of the Board must be a Director of the Corporation.

Section 4.02. *Term*. Each officer of the Corporation shall hold office until his successor is selected and qualified or until his earlier death, resignation or removal. Subject to Article SIXTH of the Articles of Incorporation, any officer may be removed by a vote of a majority of the Directors then in office. The terms of the Chairman of the Board and the Chief Executive Officer are fixed pursuant to Article SIXTH of the Articles of Incorporation.

Section 4.03. *Powers and Duties of the Chairman of the Board*. The Chairman of the Board shall have such powers and shall perform such duties as are provided in Article SIXTH of the Articles of Incorporation.

Section 4.04. *Powers and Duties of the Chief Executive Officer*. The Chief Executive Officer shall have such powers and shall perform such duties as are provided in Article SIXTH of the Articles of Incorporation.

Section 4.05. *Powers and Duties of the President*. The President shall have such powers and shall perform such duties as may, subject to Article SIXTH of the Articles of Incorporation, from time to time be assigned to the President by the Board of Directors.

Section 4.06. *Powers and Duties of the Secretary*. Unless otherwise determined by the Board of Directors, the Secretary shall be responsible for the keeping of the minutes of all meetings of the shareholders, the Board of Directors, and all committees of the Board, in books provided for that purpose, and for the giving and serving of all notices for the Corporation. The Secretary shall perform all other duties ordinarily incident to the office of Secretary and shall have such other powers and perform such other duties as may be assigned to the Secretary by the Board of Directors. The minute books of the Corporation may be held by a person other than the Secretary.

Section 4.07. *Powers and Duties of the Treasurer*. Unless otherwise determined by the Board of Directors, the Treasurer shall have charge of all the funds and securities of the Corporation. When necessary or proper, unless otherwise determined by the Board of Directors, the Treasurer shall endorse for collection on behalf of the Corporation checks, notes and other obligations, and shall deposit the same to the credit of the Corporation to such banks or depositories as the Board of Directors may designate and may sign all receipts and vouchers for payments made to the Corporation. The Treasurer shall be responsible for the regular entry in books of the Corporation to be kept for such purpose of a full and accurate account of all funds and securities received and paid by the Treasurer on account of the Corporation. Whenever required by the Board of Directors, the Treasurer shall render a statement of the financial condition of the Corporation. The Treasurer shall have such other powers and shall perform the duties as may be assigned to such officer from time to time by the Board of Directors. The Treasurer shall give such bond, if any, for the faithful performance of the duties of such office as shall be required by the Board of Directors.

Section 4.08. *Rank and Duties of Vice Chairmen, Vice Presidents and Assistant Officers*. Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and assistant officers shall have such rank as may be designated by the Board of Directors, provided that Vice Chairmen and Executive Vice Presidents shall serve as superior officers to Senior Vice Presidents and Senior Vice Presidents shall serve as superior officers to Vice Presidents. Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents may be designated by the Board of Directors as having responsibility for a specific area of the Corporation's affairs, in which event such Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents or Vice Presidents shall be superior to the other Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents or Vice Presidents, respectively, in relation to matters within his or her area. The President shall be the superior officer of the Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and all other officer positions, unless the Board of Directors provides otherwise. The Treasurer and Secretary shall be the superior officers of the Assistant Treasurers and Assistant Secretaries, respectively. Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents and assistant officers shall have such duties as may be assigned to them by the Board of Directors or the President.

Section 4.09. *Vacancies*. Subject to Article SIXTH of the Articles of Incorporation, the Board of Directors shall have the power to fill any vacancies in any office occurring for any reason.

Section 4.10. *Delegation of Office*. Subject to Article SIXTH of the Articles of Incorporation, the Board of Directors may delegate the powers or duties of any officer of the Corporation to any other person from time to time.

ARTICLE 5
CAPITAL STOCK

Section 5.01. *Share Certificates.*

(a) Execution. Unless otherwise provided by the Board of Directors, every share certificate shall be signed by two officers and sealed with the corporate seal, which may be a facsimile, engraved or printed, but where such certificate is signed by a transfer agent or a registrar, the signature of any corporate officer upon such certificate may be a facsimile, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer because of death, resignation or otherwise, before the certificate is issued, it may be issued with the same effect as if the officer had not ceased to be such at the date of its issue. The provisions of this Section shall be subject to any inconsistent or contrary agreement at the time between the Corporation and any transfer agent or registrar.

(b) Designations, Voting Rights, Preferences, Limitations and Special Rights. To the extent the Corporation is authorized to issue shares of more than one class or series, every certificate shall set forth upon the face or back of the certificate (or shall state on the face or back of the certificate that the Corporation will furnish to any shareholder upon request and without charge) a full or summary statement of the designations, voting rights, preferences, limitations and special rights of the shares of each class or series authorized to be issued so far as they have been fixed and determined and the authority of the Board of Directors to fix and determine the designations, voting rights, preferences, limitations and special rights of the classes and series of shares of the Corporation.

(c) Fractional Shares. Except as otherwise determined by the Board of Directors, shares or certificates therefor may be issued as fractional shares for shares held by any dividend reinvestment plan or employee benefit plan created or approved by the Corporation's Board of Directors, but not by any other person.

Section 5.02. *Transfer of Shares*. Transfer of shares shall be made on the books of the Corporation as required by law. A transfer of shares represented by a share certificate shall be made only upon surrender of the share certificate, duly endorsed or with duly executed stock powers attached and otherwise in proper form for transfer, which certificate shall be canceled at the time of the transfer.

Section 5.03. *Determination of Shareholders of Record.*

(a) Fixing Record Date for Purposes of Meetings. The Board of Directors of the Corporation may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the Corporation after any record date fixed as provided in this subsection. When a determination of shareholders of record has been made as provided in this Section 5.03 for purposes of a meeting, the determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date for the adjourned meeting.

(b) Fixing Record Date for Purpose of Distributions. The Board of Directors of the Corporation may fix a time prior to the date of payment of a distribution as a record date for the determination of the shareholders entitled to be paid the distribution, which time shall be not more than 90 days prior to the date of payment. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the Corporation after any record date fixed as provided in this subsection.

(c) Fixing Record Date for Other Purposes. The Board of Directors of the Corporation may fix a time prior to an event or action as a record date for the determination of shareholders with respect to an event or action other than a meeting of shareholders or payment of a distribution, which time shall be not more than 90 days prior to the date of the event or action.

(d) Determination when No Record Date Fixed. If a record date is not fixed:

(i) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

(ii) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(e) Certification by Nominee. The Board of Directors may adopt a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person or persons. The resolution of the Board of Directors may set forth:

(i) the classification of shareholder who may certify;

(ii) the purpose or purposes for which the certification may be made;

(iii) the form of certification and information to be contained therein;

(iv) if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and

(v) such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

Section 5.04. *Lost Share Certificates*. Unless waived in whole or in part by the Board of Directors or any of the Chairman, any Vice Chairman, the President, any Senior Vice President, Secretary or Treasurer, unless the Board of Directors prohibits such waiver by such officer, any person requesting the issuance of a new certificate in lieu of an alleged lost, destroyed, mislaid or wrongfully taken certificate shall (a) give to the Corporation his or her bond of indemnity with an acceptable surety, and (b) satisfy such other requirements as may be imposed by the Corporation. Thereupon, a new share certificate shall be issued to the registered owner or his or her assigns in lieu of the alleged lost, destroyed, mislaid or wrongfully taken certificate; *provided* that the request therefor and issuance thereof have been made before the Corporation has notice that such shares have been acquired by a bona fide purchaser.

ARTICLE 6
NOTICES; COMPUTING TIME PERIODS

Section 6.01. *Contents of Notice*. Whenever any notice of a meeting of the Board of Directors or of shareholders is required to be given pursuant to these By-Laws or the Articles of Incorporation of the Corporation, as the same may be amended from time to time, or otherwise, the notice shall specify the geographic location, if any, date and time of the meeting; in the case of a special meeting of shareholders or where otherwise required by law or the By-Laws, the general nature of the business to be transacted at such meeting; and any other information required by law.

Section 6.02. *Method of Notice*. Any notice required to be given to any person under the provisions of the Articles of Incorporation or these By-Laws shall be given to the person either personally or by sending a copy thereof (i) by first class or express mail, postage prepaid, or courier service, charges prepaid, to such person's postal address appearing on the books of the Corporation, or, in the case of a Director, supplied by such Director to the Corporation for the purpose of notice or (ii) by facsimile transmission, e-mail or other electronic communication to such person's facsimile number or address for e-mail or other electronic communication supplied by such person to the Corporation for purposes of notice. Notice delivered pursuant to clause (i) of the preceding sentence shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a courier service for delivery to that person, and notice pursuant to clause (ii) of the preceding sentence shall be deemed to have been given to the person entitled thereto when sent. Except as otherwise provided in these By-Laws, or as otherwise directed by the Board of Directors, notices of meetings may be given by, or at the direction of, the Secretary.

Section 6.03. *Computing Time Periods.*

(a) Days to be Counted. In computing the number of days for purposes of these By-Laws, all days shall be counted, including Saturdays, Sundays and any Holiday; *provided*, *however*, that if the final day of any time period falls on a Saturday, Sunday or Holiday, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or Holiday. In computing the number of days for the purpose of giving notice of any meeting, the date upon which the notice is given shall be counted but the day set for the meeting shall not be counted.

(b) One Day Notice. In any case where only one day's notice is being given, notice must be given at least 24 hours in advance of the date and time specified for the meeting in question by delivery in person or by telephone, telex, telecopier or similar means of communication.

Section 6.04. *Waiver of Notice*. Whenever any notice is required to be given under the provisions of the Pennsylvania BCL or other applicable law or the Articles of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Except as otherwise required by law or the next sentence, neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting. In the case of a special meeting of shareholders, the waiver of notice shall specify the general nature of the business to be transacted. Attendance of a person at any meeting shall constitute a waiver of notice of the meeting except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

Section 6.05. M*odification of Proposal Contained in Notice*. Whenever the language of a proposed resolution is included in a written notice of a meeting required to be given under the provisions of the Pennsylvania BCL or the Articles of Incorporation or these By-Laws, the meeting considering the resolution may without further notice adopt it with such clarifying or other amendments as do not enlarge its original purpose.

Section 6.06. *Bulk Mail*. Notice of any regular or special meeting of the shareholders, or any other notice required by the Pennsylvania BCL or by the Articles of Incorporation or these By-Laws to be given to all shareholders or to all holders of a class or a series of shares, may be given by any class of post-paid mail if the notice is deposited in the United States mail at least 20 days prior to the day named for the meeting or any corporate or shareholder action specified in the notice.

Section 6.07. *Shareholders Without Forwarding Addresses*. Notice or other communications need not be sent to any shareholder with whom the Corporation has been unable to communicate for more than 24 consecutive months because communications to the shareholder have been returned unclaimed or the shareholder has otherwise failed to provide the Corporation with a current address. Whenever the shareholder provides the Corporation with a current address, the Corporation shall commence sending notices and other communications to the shareholder in the same manner as to other shareholders.

ARTICLE 7

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

Section 7.01. *Indemnification and Insurance.*

(a) Indemnification of Directors and Officers.

(i) Each Indemnitee (as defined below) shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including without limitation attorneys fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding (as defined below) arising out of or related to Indemnitee's service at any time in a Covered Capacity. No indemnification pursuant to this Section shall be made, however: (A) in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness; or (B) in connection with a Proceeding (or part thereof) initiated by an Indemnitee (except in connection with a Proceeding to enforce a right to indemnification or advancement of expenses under this Article 7), unless the Proceeding (or part thereof) was authorized by the Board of Directors.

(ii) The right to indemnification provided in this Section shall include the right to have the expenses incurred by the Indemnitee in participating in any Proceeding paid by the Corporation in advance of the final disposition of the Proceeding arising out of or related to Indemnitee's service at any time in a Covered Capacity automatically and without any action or approval required by the Board of Directors; *provided* that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section or otherwise.

(iii) For purposes of this Article, (A) "**Indemnitee**" shall mean each Director and each officer of the Corporation (including Directors and officers who have ceased serving in any such capacity) who was or is a party to, or is threatened to be made a party to, or is a witness or other participant in, any Proceeding, by reason of the fact that he or she is or was a Director or officer of the Corporation or is or was serving in any capacity at the request or for the benefit of the Corporation as a director, officer, employee, agent, partner, or fiduciary of, or in any other capacity for, another corporation or any limited liability company, partnership, joint venture, trust, employee benefit plan, or other entity; (B) "**Proceeding**" shall mean any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether civil, criminal, administrative or investigative, including any appeal therefrom, and whether instituted by or on behalf of the Corporation or any other party; and (C) service as a Director or officer of the Corporation or in any other capacity of the type referred to in clause (A) of this paragraph shall be deemed service in a "**Covered Capacity**".

(iv) The provisions of this Article shall inure to the benefit of and be enforceable by an Indemnitee's heirs, executors, administrators and legal representatives.

(b) Indemnification of Employees and Other Persons. The Corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons, and provide for advancement of expenses to such persons in the manner set forth in (a)(ii), above, as though they were Indemnitees, except that, if Pennsylvania law continues to so require, to the extent that an employee or agent of the Corporation has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter therein, the Corporation shall indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Directors and officers of entities that have merged into, or have been consolidated with, or have been liquidated into, the Corporation shall not be Indemnitees with respect to Proceedings involving any action or failure to act of such Director or officer prior to the date of such merger, consolidation or liquidation, but such persons may be indemnified by the Board of Directors pursuant to the first sentence of this Section 7.01(b).

(c) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses provided in or pursuant to this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or By-Laws, agreement, vote of shareholders or Directors, or otherwise.

(d) Insurance. The Corporation may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person under Pennsylvania or other law. The Corporation may also purchase and maintain insurance to insure its indemnification obligations whether arising hereunder or otherwise.

(e) Fund For Payment of Expenses. The Corporation may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise may secure in any manner its indemnification obligations, whether arising hereunder, under the Articles of Incorporation, by agreement, vote of shareholders or Directors, or otherwise.

Section 7.02. *Amendment*. The provisions of this Article 7 shall constitute a contract between the Corporation and each of its Directors and officers which may be modified as to any Indemnitee only with that person's consent or as specifically provided in this Section. Notwithstanding any other provision of these By-Laws relating to their amendment generally, any repeal or amendment of this Article 7 which is adverse to any Indemnitee shall apply to such Indemnitee only on a prospective basis, and shall not reduce or limit the rights of an Indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these By-Laws, no repeal or amendment of these By-Laws shall affect any or all of this Article so as either to reduce or limit indemnification or the advancement of expenses in any manner unless adopted by (a) the unanimous vote of the Directors of the Corporation then serving, or (b) the affirmative vote of shareholders entitled to cast at least eighty percent (80%) of the votes that all shareholders are entitled to cast in the election of Directors; *provided* that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

Section 7.03. *Changes in Pennsylvania Law*. References in this Article to Pennsylvania law or to any provision thereof shall be to such law, as it existed on the date this Article was adopted or as such law thereafter may be changed; *provided* that in the case of any change which: (a) limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide, the rights to indemnification and to the advancement of expenses provided in this Article shall continue as theretofore to the extent permitted by law; and (b) permits the Corporation, without the requirement of any further action by shareholders or Directors, to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE 8
FISCAL YEAR

Section 8.01. *Determination of Fiscal Year*. Determination of Fiscal Year. The Board of Directors shall have the power by resolution to fix the fiscal year of the Corporation. If the Board of Directors shall fail to do so, the Chief Executive Officer shall fix the fiscal year.

ARTICLE 9
ARTICLES OF INCORPORATION

Section 9.01. *Inconsistent Provisions*. In the event of any conflict between the provisions of these By-Laws and the provisions of the Articles of Incorporation, including, but not limited to, Article SIXTH of the Articles of Incorporation, the provisions of the Articles of Incorporation shall govern and control.

ARTICLE 10
AMENDMENTS

Section 10.01. *Amendments*. Except as otherwise provided in these By-Laws or in the Articles of Incorporation, including Article SIXTH, Article SEVENTH and Article TENTH of the Articles of Incorporation:

(a) Shareholders. The shareholders entitled to vote thereon shall have the power to alter, amend or repeal these By-Laws, by the vote of a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon, at any regular or special meeting, duly convened after notice to the shareholders of such purpose. In the case of a meeting of shareholders to amend or repeal these By-Laws, written notice shall be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the By-Laws.

(b) Board of Directors. The Board of Directors (but not a committee thereof) shall have the power to alter, amend and repeal these By-Laws, regardless of whether the shareholders have previously adopted the By-Law being amended or repealed, subject to the power of the shareholders to change such action; *provided*, *however*, that the Board of Directors shall not have the power to amend these By-Laws on any subject that is expressly committed to the shareholders by the express terms hereof, by the Pennsylvania BCL or otherwise.

ARTICLE 11
INTERPRETATION OF BY-LAWS; SEPARABILITY

Section 11.01. *Interpretation*. All words, terms and provisions of these By-Laws shall be interpreted and defined by and in accordance with the Pennsylvania BCL.

Section 11.02. *Separability*. The provisions of these By-Laws are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

ARTICLE 12
DETERMINATIONS BY THE BOARD

Section 12.01. *Effect of Board Determinations*. Any determination involving interpretation or application of these By-Laws made in good faith by the Board of Directors shall be final, binding and conclusive on all parties in interest.